UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 333-115220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Florida Community Bank
Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Florida Community Banks, Inc.
1400 North 1st Street
Immokalee, Florida  34142-2202

The Florida Community Bank Employee Stock Ownership Plan is subject to ERISA and elects to file Plan Financial Statements and Schedules are prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements of the plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007.

CONTENTS

                                                                                     Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM                                                                   1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                                     3

Statements of Changes in Net Assets Available for Benefits                                                4

Notes to Financial Statements                                                                                                                                                                                             5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                                                                                                  15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 30, 2008

Plan Administrators and Participants
Florida Community Bank Employee Stock Ownership Plan
Immokalee, Florida

We have audited the accompanying statement of net assets available for benefits of Florida Community Bank Employee Stock Ownership Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Florida Community Bank Employee Stock Ownership Plan as of December 31, 2006, were audited by other auditors whose report dated June 29, 2007, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note G to the financial statements, subsequent to year end, the market price of the common stock of Florida Community Banks, Inc. has significantly decreased.  The common stock of Florida Community Banks, Inc. represents a significant portion of the Plan’s assets.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole.  The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and for complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.  This schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006

Investments, at fair value
Cash and money market funds	$4,041	$51,199
Sponsor company common stock	4,973,543	6,071,402

	4,977,584	6,122,601

LIABILITIES

Administration fee payable	699	-

Net Assets Available for Benefits	$4,976,885	$6,122,601

See notes to financial statements

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Additions to Net Assets Attributed to
Investment income:
Net appreciation (depreciation) in fair value of
investments	$(1,654,336)	$1,733,943
Interest and dividends	93,818	79,440

	(1,560,518)	1,813,383

Contributions:
Company contributions	631,916	556,981
Participant contributions	101,888	115,107

	733,804	672,088

	(826,714)	2,485,471

Deductions from Net Assets Attributed to
Distributions to participants	319,002	262,083
Interest expense	-	31,670

Net Increase (Decrease)	(1,145,716)	2,191,718

Net Assets Available for Benefits - beginning of year	6,122,601	3,930,883

Net Assets Available for Benefits - end of year	$4,976,885	$6,122,601

 See notes to financial statements

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE A - DESCRIPTION OF THE PLAN

The following description of Florida Community Bank Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution employee stock ownership plan (the ESOP) established to provide benefits to the eligible employees of Florida Community Banks, Inc. (the Company) and its subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation
Any employee is entitled to participate on the first day of the ESOP year following satisfaction of the Plan eligibility requirements.  Participation in the Plan is voluntary.

Contributions
Total contributions made by or on behalf of participants annually cannot exceed the lesser of a) 100 percent of annual compensation, as defined in the Plan, or b) $45,000 adjusted annually.  Participants’ individual contributions annually can be made up to 100 percent of annual compensation, as defined in the Plan, but not to exceed the amount allowed by the Internal Revenue Code.  Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into the investment option offered by the Plan.  The Plan currently offers the Company common stock as the investment option for participants.  Profit sharing amounts may be contributed at the option of the Company's Board of Directors.  All employer contributions are invested directly in the Company's common stock.  Contributions are subject to certain limitations.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A - DESCRIPTION OF THE PLAN - Continued

Allocation of Benefits
Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary as a percent of the total salary of all eligible participants.  A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 500 hours of employment (during a short plan year, the number of the hours of service required shall be proportionately reduced based on the number of full months in the short plan year), or retired, died, or became totally and permanently disabled prior to the last day of the contribution determination period.  Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year.  Forfeitures shall be allocated to eligible participants’ accounts pursuant to the Plan.

Vesting
Participants are immediately fully vested in their contributions plus earnings thereon.  Upon a participant's attainment of normal retirement age (60), death, or permanent disability or the seventh anniversary of the time the participant commenced participation in the Plan, the participant will become 100-percent vested.  In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 3	0%
3	20%
4	40%
5	60%
6	80%
7	100%

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A - DESCRIPTION OF THE PLAN - Continued

However, if a participant completes an hour of service in a Plan year beginning on and after January 1, 2003, then the vested percentage in the participant’s account attributable to matching contributions made to the Plan for Plan years beginning on and after January 1, 2003, is as follows and vesting is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Benefit Payments
Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  Vested benefits that do not exceed $5,000 will be distributed in a single lump-sum payment as soon as possible following the event that entitles the participant to a distribution.  Vested benefits that exceed $5,000 require a participant's consent to the distribution under one of two methods:  a) a single lump-sum payment; or b) installments over a period of not more than your assumed life expectancy or your and your beneficiaries’ assumed life expectancies.  Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan.  Benefits are recorded when paid.

Forfeited Accounts
Forfeited accounts attributable to employer matching contributions will be used to reduce the employer contribution for the Plan year in which such forfeitures occur.  Forfeited accounts attributable to employer discretionary contributions will be reallocated to participants in the same manner as employer contributions.  For the years December 31, 2007 and 2006, forfeitures totaled $63,506 and $51,014, respectively.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A - DESCRIPTION OF THE PLAN - Continued

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100-percent vested in their employer contributions.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions to the following investment at their discretion:

Florida Community Banks, Inc. common stock

Voting Rights
All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, through its Board of Directors, authorized the adoption of an ESOP for the benefit of its employees on December 24, 2003.  The ESOP provides for contributions of a portion of the Company net profits to a trust for the benefit of participating employees.  The Company’s Board of Directors annually determines the amount of the contribution, which contribution shall be invested primarily in the capital stock of Florida Community Banks, Inc.  Contributions are also subject to the percentage of earnings limitations imposed by the Internal Revenue Code of 1986, as amended.  All full-time employees become eligible to participate in the ESOP when they have completed 12 months of service prior to the beginning of an ESOP year.  An employee's rights under the ESOP vest 20 percent after two years of service and an additional 20 percent for each of the next four years of service, being fully vested after seven years of credited service.  A year of service is defined as an ESOP year in which the employee has worked a minimum of 1,000 hours for the Company.  The ESOP also contains a 401(k) option for participants, with certain incentive matching contribution provisions.

The contributions are allocated to each participant in the proportion that an employee's compensation bears to the compensation of all participants in the ESOP.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting
The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period.  Actual results could differ from those estimates.

Administrative Expenses
The administrative expenses of the Plan may be paid out of the trust fund unless paid by the Company.

Valuation and Income Recognition
The Plan's investments are stated at fair value.  The Company's common stock is valued at its most recent market price, as determined by a third-party valuation.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Tax Status
The Internal Revenue Service (the IRS) has informed the Plan, by a favorable determination letter dated May 6, 2005, that the Plan is acceptable under Section 401 of the Internal Revenue Code (the IRC) for use by employers for the benefit of their employees.

Related Party Transactions
Certain investments are shares of the Company's common stock and qualify as party in interest (see Note D).

Nonparticipant-Directed Investment
The majority of the Company's common stock is nonparticipant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Risks and Uncertainties
Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions.  Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances and the amounts reported in the statements of net assets available for benefits.

Effects of New Accounting Pronouncements
In July 2006, Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48), was issued.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The new standard also provides guidance on various income tax accounting issues, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 was effective for fiscal years beginning January 1, 2007.  The Plan’s adoption of FIN 48 on January 1, 2007, did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date.  SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value.  SFAS No. 157 does not expand the use of fair value to any new circumstances.  The Plan will adopt SFAS No. 157 effective January 1, 2008, and does not anticipate that the adoption of this standard will be material to the financial statements.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE C - INVESTMENT INFORMATION

The following presents investments at December 31, 2007 and 2006, that represent five percent or more of the net assets of the Plan:

	2007	2006

Florida Community Banks, Inc. common stock, 237,514 shares and 216,514 (split adjusted) shares, respectively	$ 4,973,543	$ 6,071,402

During 2007 and 2006, the investments by the Plan (including gains and losses on investments sold during the year, as well as held during the year) appreciated (depreciated) in value by $(1,654,336) and $1,733,943, respectively, as follows:

	2007	2006

Common stock	$(1,654,336))	$ 1,733,943

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the Plan, the employer and certain others.  Accordingly, transactions conducted with the Company, who is the plan sponsor, qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held investments in the Company's common stock valued at $4,973,543 and $6,071,402, respectively.  During 2007 and 2006, the Plan's investment in the Company's common stock had recognized appreciation (depreciation) of ($1,654,336) and $1,733,943, respectively.  During 2007, the Company made a noncash contribution to the plan of 21,520 shares of the Company’s common stock with a value of $631,916 at the date of the contribution.

The Company issued a 1.2 for 1.0 common stock split in October 2007 and 2006 resulting in an increase in the number of shares held by the plan by 37,085 shares and 29,770 shares, respectively.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE D - PARTY-IN-INTEREST TRANSACTIONS - Continued

The Plan incurred debt with a Company director during 2006 in the aggregate amount of $520,585.  The debt was used in the purchase of 17,983 shares (21,580 split-adjusted), of the Company common stock at fair market value.  The debt was paid in full on December 22, 2006.

NOTE E - CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of Florida Community Banks, Inc. of $4,973,543 and $6,071,402, approximating 99.9 and 99.2 percent of net assets at December 31, 2007 and 2006, respectively.

The investments in the common stock of Florida Community Banks, Inc. are exposed to market risk and potential economic loss that may result from adverse changes in fair value.  Other investments of the Plan are also exposed to various risks, such as market risk, interest risk, and credit risk.

Due to the level of risk associated with the common stock of Florida Community Banks, Inc. and other investments of the Plan, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.  Subsequent to year end, the market price of Florida Community Banks, Inc. common stock has decreased significantly as discussed in Note G.

NOTE F - PLAN AMENDMENTS

Effective August 17, 2006, the Plan was amended to allow the plan administrator to direct the trustees to distribute (excluding amounts attributable to "safe harbor" company contributions) up to 100 percent of a participant's vested account balance in the event of hardship if certain conditions are met.  This hardship distribution is not in addition to other participant benefits and will, therefore, reduce the value of benefits received by participants at normal retirement.

Effective December 21, 2006, the Plan was amended to approve the Plan trustees as:  Guy Harris - Chairman, Robert Mays, Michael Jordan and Jeff Bush.

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE F - PLAN AMENDMENTS - Continued

Effective on January 1, 2008, the Plan will be amended to change the Plan’s definition of compensation.  Compensation will then be amended to include all compensation for services during regular hours, overtime services, commissions, bonuses or other similar payments, and any payments that would have been included in gross income if they would have been paid out before termination.

NOTE G - SUBSEQUENT EVENT

Subsequent to December 31, 2007, the fair value of Florida Community Banks, Inc. common stock decreased in value.  As discussed in Note E, common stock of Florida Community Banks, Inc. is the Plan’s major asset.  On June 27, 2008, the last trade of Florida Community Banks, Inc. common stock was for $6.15 a share.  The trade information was acquired from an independent financial listing.

SUPPLEMENTAL SCHEDULE

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
		EIN 59-0153880
		PLAN# 003
		SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
		DECEMBER 31, 2007

		(c) Description of investment
		including maturity date, rate of
	(b) Identity of issue, borrower,	interest, collateral, par or		(e) Current
(a)	lessor, or similar party	maturity value	(d) Cost	value

*	Florida Community Banks, Inc. common stock	237,514 shares of common stock	$3,590,776	$4,973,543
*	Florida Community Banks, Inc. money market	Money market funds	4,041	4,041

			$3,594,817	$4,977,584

* Party in interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Florida Community Bank Employee Stock Ownership Plan
Florida Community Banks, Inc., as Trustee

Date: June 30, 2008                                             By:   /s/  Michael Jordan
                Michael Jordan
                Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Schauer Taylor, PC

23.2	Consent of Warren, Averett, Kimbrough & Marino, LLC